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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer’s Eve and Nautilus Aviation partner to develop Urban Air Mobility operations in Australia

Melbourne, Florida, December 4, 2021 – Eve Urban Air Mobility Solutions (Eve), an Embraer company, and Nautilus Aviation, a division of Morris Group and Northern Australia’s largest helicopter operator, today announced a partnership focused on accelerating the development of the Urban Air Mobility (UAM) ecosystem in Australia. The partnership will see the introduction of Eve’s electric vertical takeoff and landing aircraft (eVTOL) serving some of Queensland’s most iconic tourism attractions including the Great Barrier Reef.

As part of the partnership, Nautilus has ordered 10 of Eve’s eVTOL aircraft, with flights taking off over the Great Barrier Reef by 2026. Morris Group Founder and CEO, Chris Morris said the new partnership with Eve accelerates the progress towards 100% of scenic flights over the Great Barrier Reef coming from zero emission electric aviation and is in line with Morris Group’s commitment to reach net-zero emission by 2030 across all of its businesses.

“This partnership is an exciting development for Nautilus Aviation and Morris Group. We believe economic success and environmental sustainability go hand-in-hand and aim to strengthen and enrich the environments in which we work. Eve’s eVTOL technology will integrate seamlessly into our operations to deliver a range of exciting zero-emission tourism experiences,” said Mr. Morris.

Nautilus Aviation CEO, Aaron Finn said Nautilus has had an Advanced Ecotourism Certification for 8 years, however it has been hard to avoid the biggest impact of greenhouse gas emissions from the burning of fuel in the company’s helicopters. “This will allow us to provide emission-free and quiet tours over the Great Barrier Reef, providing an unmatched eco experience to our customers,” Mr. Finn said.

Andre Stein, President and CEO of Eve, said the initiative was an important milestone for the company: “Our partnership with Nautilus Aviation and Morris Group will see Eve aircraft serving Australia's iconic tourism attractions with sustainable, zero emissions low-noise, journeys. We share the same vision toward a carbon neutral future for air mobility and this a great use case for the solutions Eve is bringing to the market, including our 100% electric eVTOL and comprehensive customer support and air traffic management solutions."

Benefitting from a startup mindset and backed by Embraer’s more than 50-year history of aircraft manufacturing and certification expertise, Eve unveils a unique value proposition by positioning itself as an ecosystem partner by offering a suite of products and services with the highest levels of safety standards. Eve’s human-centered, eVTOL design combines disruptive innovation and a simple and intuitive design. In addition to the aircraft program, Eve is harnessing the expertise of both Embraer and Atech, a subsidiary of the Embraer Group, in providing globally recognized air traffic management software to create the solutions that will help safely scale the UAM industry going forward.

Follow Embraer on Twitter: @Embraer

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this release may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the potential order of up to 10 eVTOLs, the ability of EVE to deliver eVTOL aircraft in 2026, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guaranteed and are subject to risks, uncertainties, and changes in difficult to predict circumstances. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made, and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to negotiate and enter into a definitive agreement and realize anticipated synergies, the ability of EVE to obtain the required certifications to manufacture and sell its eVTOL aircraft, and other important factors disclosed previously and from time to time in the filings of Embraer with the Securities and Exchange Commission.

About Nautilus Aviation and Morris Group

Founded by Chris Morris, the founder of ASX Top-50 global company Computershare, Morris Group is a network of businesses striving to create a positive impact and enable access to the best in people, places and quality of experience. Technology and innovation propelled our journey in the beginning, and continue to drive everything we do.

The Morris Group includes Nautilus Aviation, Northern Australia’s largest helicopter operator with over 25 years flying experience and a network of bases spanning Cairns, Port Douglas, Townsville, Darwin and Torres Strait (Horn Island).

About Eve Urban Air Mobility Solutions

Eve is a new, independent company dedicated to accelerating the global Urban Air Mobility (UAM) ecosystem. Benefitting from a startup mindset, backed by Embraer’s more than 50-year history of aerospace expertise, its singular focus takes a comprehensive approach to the UAM industry by providing a holistic ecosystem. Its advanced electric vertical aircraft (EVA) coupled with its comprehensive global services and support network, and a unique air traffic management solution make it a serious contender in this space. Eve is the first company to graduate from EmbraerX. For more information, visit www.eveairmobility.com.

Follow Eve on Twitter: @EveAirMobility

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations